Dana Holding Corporation
3939 Technology Drive
Maumee, Ohio 43537
May 27, 2010
Via facsimile and EDGAR submission
Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dana Holding Corporation Form 10-K for the year ended December 31, 2009 Filed February 24, 2010 File No. 1-01063
Dear Ms. Cvrkel:
On behalf of Dana Holding Corporation (“Dana”), I submit our response to the comments in your letter dated April 30, 2010 related to Dana’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2010 and April 29, 2010, respectively. Our responses to the comments are set forth below. For ease of reference, the comments are also set forth below in their entirety.
Form 10-K for the year ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
- Trends in Our Markets, Page 21
Item 1.
We note that you reference Global Insight, CSM Worldwide, Ward’s Automotive and ACT in your disclosure. In future filings, please provide an expert consent unless the publications are generally publicly available for a nominal fee or no fee. Refer to Rule 436 of the Securities Act.

Response:
The third party references relate to historical vehicle production, sales and inventory information which was obtained from their published material that is generally publicly available for a reasonable fee or no fee and routinely used by investors and analysts following the automotive and truck industry. We do not believe that our use of this information requires expert consent.
- Sales, Earnings and Cash Flow Outlook, page 23
Item 2.
We note the discussion in the second paragraph on page 24 of the non-GAAP measure, free cash flows. In future filings, please revise your presentation and discussion of any non-GAAP measures such as “free cash flow” to include the additional disclosures required by Item 10(e) of Regulation S-K.
Response:
With respect to any non-GAAP disclosures included in our future filings, we will comply with the requirements of Item 10(e) of Regulation
S-K.
- Results of Operations, page 25
Item 3.
We note that your discussion and analysis of the Company’s results of operations at the segment level analyzes changes for only sales and gross margins. In light of the materiality of the Company’s cost of sales, and selling, general and administrative expense which are included in the Company’s measure of segment profitability “segment EBITDA”, we believe an investor would better understand your business and its results of operations if your discussion of the operating results of your segments focused on each cost component included in segment results to arrive at “segment EBITDA”. Please confirm that you will revise your discussion in future filings to include a separate discussion of cost of sales and any other significant costs that are included in the results of operations for each of your segments and are considered in determining “segment EBITDA”.

Response:
We will revise the results of operations disclosure in future filings to provide a discussion of “segment EBITDA,” our measure of segment profitability. We will discuss sales, cost of sales, elements of other income and selling, general and administrative expenses for each operating segment where such comments are material to developing an understanding of our business.
- Critical Accounting Estimates, page 38
Note 6. Goodwill, Other Intangible Assets, and Long-Lived Assets, page 67
Item 4.
We note your disclosure in the Risk Factors section of the filing that current economic conditions have reduced demand for most vehicles, and the overall market for new vehicle sales in the United States declined significantly during 2009. We also note from your segment disclosures in MD&A and in Note 19 that the impact of this unfavorable economic environment to your business was significant, with sales reductions ranging from 16% to 48% for your six segments. We also note your discussion in critical accounting policies, indicating that for the Off-Highway segment which is the only segment with a goodwill balance at December 31, 2009, a 65% reduction in projected cash flows or peer multiples, would not result in additional impairment. However, you also indicate that different assumptions could materially affect the results.
Even though there was an increase in sales through March 31, 2010, given the adverse economic conditions and trends and their impact on the Company’s recent operating results, please tell us and expand your discussion in your critical accounting policies section of MD&A in future filings to discuss whether your Off-Highway reporting unit was at risk of failing step one of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value). If so, please revise MD&A in future filings to include the following additional disclosures:
     • Percentage by which fair value exceeded carrying value as of the date of the most recent test;
     • Amount of goodwill allocated to the reporting unit;
     • Description of the methods and key assumptions used and how the key assumptions were determined;
     • Discussion of the degree of uncertainty associated with the key assumptions; and
     • Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
If you do not believe that it was at risk of failing step one please specifically state so as part of your response and in your future MD&A disclosures.

Response:
At December 31, 2009, we did not believe that there was a risk of failing step one of the goodwill impairment test. In future filings, we will state in the Critical Accounting Estimates section of our MD&A that we do not believe that our Off-Highway reporting unit is at risk of failing step one of the goodwill impairment test, if appropriate.
Item 5.
We note from the disclosures provided in Note 21 to the Company’s financial statements that in connection with the adoption of fresh start accounting upon emergence from bankruptcy, the Company significantly increased the values of its long-lived assets, including intangible assets and property, plant and equipment. We also note from your discussion in your critical accounting policies on page 40, that in connection with the sale of Structures and the expected proceeds, the Company has impaired the long-lived assets in that segment and that for all other segments, a 50% reduction in either the projected cash flows or the peer multiples, would not result in an impairment of long-lived assets, including definite lived intangible assets.
Given the significant decline in sales that the Company has experienced in its various operating segments as a result of the adverse economic environment during 2009 following the increase in values of your long-lived assets upon adoption of fresh start accounting, and the considerable amount of judgment involved in determining the methods and assumptions used in the Company’s impairment analysis for its various categories of long-lived assets, please tell us and expand your disclosures in the critical accounting policies section of MD&A in future filings to expand on the methods and significant assumptions that were used in your impairment analysis for long-lived assets. Your revised discussion should explain the methods and significant assumptions that were used in preparing the most recent impairment analysis with respect to your property, plant and equipment and for both your indefinite and definite lived intangible assets.
Response:
We monitor our forecasts and market information quarterly to determine whether changes therein indicate that the carrying amount of any of our long-lived assets may not be recoverable. The cash flow projections utilized for property, plant and equipment and amortizable intangibles are applied to groups of assets within operating segments and are limited to the life of the primary assets. Our forecasts, which we update monthly, are based on our knowledge of our customers’ production forecasts, our assessment of market growth rates, net new business, material and labor cost estimates, cost recovery agreements with customers and our estimate of savings expected from our restructuring activities. Inherent in these forecasts is an assumption of modest economic recovery in 2010 and continuing relatively low interest rates which can impact end-user purchases.

The cash flow and revenue projections utilized for our June 2009 impairment testing and our annual impairment testing of non-amortizable intangible assets considered the market declines experienced in 2009. Except for the impact of the purchase agreement entered in December 2009 covering the sale of substantially all of the assets of our Structural Products business to Metalsa, which resulted in impairment of the related assets, there was improvement in our forecasts and market projections during the second half of 2009. Based on the sensitivity analysis of our long-lived asset projections at December 31, 2009, we disclosed that a 50% reduction in either the projected undiscounted cash flows or the peer multiples would not result in impairment. No deterioration of our projections has occurred in 2010 and we expect to be able to specifically state in our Form 10-Q for the quarter ending June 30, 2010 that our long-lived assets are not at risk of impairment.
Similar to the status of our goodwill noted in Item 4 above, the projected cash flows used in our property plant and equipment and amortizable intangible asset evaluations significantly exceed the carrying value of these assets. Accordingly, we do not believe that extensive disclosure of uncertainties and potential changes that could negatively affect the key assumptions is necessary. In future filings, we will expand our discussion of the methods and significant assumptions utilized in our analysis of long-lived assets and continue to disclose the sensitivity of our impairment analyses.
Non-amortizable intangible assets are evaluated using an income approach – the relief from royalty method – based on the revenue forecasts discussed previously. We recorded a $6 impairment of certain of these assets in June 2009. Our 2009 annual impairment testing did not indicate impairment of these assets and there have been no events or circumstances since June 2009 that would indicate potential impairment.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 41
Item 6.
In future filings, please revise to include the quantitative disclosures about your exposure to foreign currency exchange rate risks, commodity price risks and interest rate risk in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.
Response:
We will revise our disclosures under Item 3 beginning with our Form 10-Q for the quarter ending June 30, 2010 to include quantitative disclosures about our exposure to foreign currency exchange rate risks, commodity price risks and interest rate risk.

Dana Holding Corporation Consolidated Financial Statement
Consolidated Statement of Stockholders’ Equity and Comprehensive Income (Loss)
Item 7.
We note from the Company’s consolidated statement of equity that a non-controlling interest in the Company existed both prior to and subsequent to the Company’s emergence from bankruptcy. Please tell us and explain in the notes to the Company’s financial statements in future filings the nature of this non-controlling interest. Also, please explain why the Company’s bankruptcy proceedings did not have any impact on this non-controlling interest.
Response:
The reported noncontrolling interest represents ownership interests in our consolidated subsidiaries that are not attributable, directly or indirectly, to Dana. Most of the related subsidiaries are located outside the United States and none of them were among the subsidiaries that comprised the debtors in our bankruptcy proceedings.
We will revise the Basis of Presentation within Note 1 to our consolidated financial statements, Organization and Summary of Significant Accounting Policies, beginning with our Form 10-Q for the quarter ending June 30, 2010 to include the general description of our noncontrolling interests contained in the first sentence of the preceding paragraph.
Note 1. Organization and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies
Item 8.
We note from the discussion in the second paragraph on page 10 that the Company incurred engineering and research and development costs aggregating $119, $193 and $189 in 2009, 2008 and 2007, respectively. In future filings, please revise the notes to the Company’s financial statements to disclose the amount of research and development expense recognized during each period presented in the Company’s financial statements. Refer to the guidance in paragraph 50-1 of ASC Topic 730-10-50.
Response:
We will modify our disclosures under Summary of Significant Accounting Policies in Note 1 beginning with our Form 10-K for the year ending December 31, 2010 to report separately our research and development costs.

Note 2. Divestitures and Acquisitions
Item 9.
We note from the disclosure on page 58 that in September 2008, the Company amended its agreement with GETRAG to reduce the call option price under their prior agreement to $60, extended the call option exercise period to September 2009 and eliminated the $11 liability previously established. We also note that as a result of the reduced call price, the Company recognized a $15 asset impairment charge during the third quarter of 2008 in equity in earnings of affiliates. We further note that beginning with the expiration of the call option in September 2009, the Company is now recognizing the equity in earnings of GETRAG.
Please tell us and explain in the notes to the Company’s financial statements in future filings, when and why the Company ceased recognizing its share of equity in the earnings of GETRAG. Also, please tell us and explain in the notes to the Company’s financial statements why the Company is now recognizing the equity in earnings of GETRAG following the expiration of the call option in September 30, 2009. We may have further comment upon receipt of your response.
Response:
While we continued to treat our interest in GETRAG as an equity investment throughout the period covered by the options, the call prices effectively capped the carrying value of our investment. As a result, the recognition of positive equity earnings and the corresponding increase in our investment in GETRAG were effectively offset by the recognition of charges to reflect other-than-temporary-impairment to the extent of the equity earnings. Following the expiration of the option in September 2009, the cap was eliminated and our share of the GETRAG earnings was recorded without an offsetting impairment charge.

We will revise our disclosure of this matter in our notes to the consolidated financial statements beginning with our Form 10-Q for the quarter ending June 30, 2010 as follows:
In August 2007, we executed an agreement relating to our two remaining joint ventures with GETRAG. This agreement included the grant of a call option for GETRAG to acquire our interests in these joint ventures for $75 or our payment to GETRAG of $11 under certain conditions. In September 2008, we amended our agreement with GETRAG and reduced the call option purchase price to $60, extended the call option exercise period to September 2009 and eliminated the $11 liability. As a result of the reduced call price, we recorded an asset impairment charge of $15 in the third quarter of 2008 in equity in earnings of affiliates. During the period covered by the options, the call prices effectively capped the carrying value of our investment. As a result, the recognition of positive equity earnings and the corresponding increase in our investment in GETRAG were effectively offset by the recognition of charges to reflect other-than-temporary-impairment to the extent of the equity earnings. Beginning with the expiration of the option in September 2009, the cap was eliminated and we are now recognizing our equity in the earnings of GETRAG without an offsetting impairment charge.
Note 9. Incentive and Stock Compensation
Item 10.
We note that the disclosures included in Note 9 with respect to the Company’s stock-based compensation arrangements do not appear to include all of the disclosures required by ASC 718-10-50. In future filings, please revise the notes to the Company’s financial statements to disclose for fully vested options or units and options or units that are expected to vest at the date of the latest statement of financial position, the aggregate intrinsic value for options or units outstanding and the aggregate intrinsic value of options and units that are currently exercisable. Refer to the guidance in paragraph 50-2 of ASC 718-10-50.
Response:
We will revise our disclosures in Note 9 to our consolidated financial statements, Incentive and Stock Compensation, beginning with our Form 10-K for the year ending December 31, 2010 to include the aggregate intrinsic value for options or units outstanding and the aggregate intrinsic value of options and units that are exercisable at the reporting date.

Note 15. Commitments and Contingencies, page 90
Item 11.
We note from the fourth paragraph on page 91 that the Company does not believe that any liabilities that may result from the pending legal proceedings discussed in Note 15 are reasonably likely to have a material adverse affect on the Company’s liquidity or financial condition. Please revise future filings to provide an assessment of the potential impact of such matters on the Company’s financial statements as a whole. As part of your revised disclosure, please indicate whether the potential outcome of such pending legal proceedings could have a material adverse impact on the Company’s future results of operations.
Response:
We will expand this disclosure beginning with our Form 10-Q for the quarter ending June 30, 2010 to address the likelihood of pending legal proceedings having a material adverse effect on Dana’s financial statements as a whole, including future results of operations.
Item 12.
We note your disclosures indicating that for most of your commitments and contingencies, you do not believe that any additional liabilities beyond amounts already accrued will result from these proceedings. We also note your disclosure in the last paragraph on “Legal Proceeding Arising in the Ordinary Course of Business” indicating that since you do not accrue for contingent liabilities that you believe are probable unless you can reasonably estimate the amounts of such liabilities, your actual liabilities may exceed the amounts recorded. Please note that in accordance with ASC 450-20-30 if no accrual is made for a loss contingency because one or both of the conditions required for accrual are not met, or an exposure to loss exists in excess of the amount accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your understanding of this matter and that you will revise your disclosures in future filings to comply with the requirements of ASC 450-20-50-4.
Response:
We confirm our understanding of and compliance with ASC 450-20-30 and the requirement to disclose contingencies when there is at least a reasonable possibility that a material loss or additional loss may have been incurred.

Item 13.
We also note that you have recorded receivables for probable recoveries from your insurers for the pending and projected asbestos personal injury liability claims. Supplementally advise us and expand your disclosure to explain your basis or rationale for recognizing a receivable for projected claims, since doing so might result in revenue recognition prior to its realization. Your response and your future filings should explain in detail why you believe it is probable that amounts recognized will be recoverable. Refer to the guidance outlined in ASC 410-30-35.
Response:
The recognition of probable recoveries related to pending and projected asbestos personal injury claims in accordance with ASC 410-30-35 is based on our assessment of our right to recover under the respective contracts and of the financial strength of the insurers. We have coverage in place agreements with our insurers confirming substantially all of the related coverage and payments are being received without dispute. The financial strength of these insurers is reviewed at least annually with the assistance of a third party.
We will revise the language in Note 15 to our consolidated financial statements, Commitments and Contingencies, beginning with our Form 10-Q for the quarter ending June 30, 2010 to disclose the basis for concluding that the asset representing recoveries from our insurers relative to asbestos personal injury claims is probable of realization.
Note 16. Warranty Obligations, page 93
Item 14.
We note that you have been notified by two of your larger customers, Toyota Motor Corporation and a tier one supplier to the Volkswagen Group, that quality issues allegedly relating to products supplied by you could result in warranty claims. Supplementally advise us and expand your disclosure in future filings to provide additional information with respect to these matters, including the nature of the products to which the potential warranty claims relate and your basis or rationale for your conclusion that these matters will not result in a material liability to Dana. We may have further comment upon review of your response.

Response:
We have been notified by Toyota Motor Corporation concerning a quality issue relating to frame corrosion on certain Toyota Tacoma trucks produced between 1995 and 2004 that could allegedly result in a warranty claim. Dana and Toyota have been involved in discussions regarding this matter. Based on the information currently available, we do not believe that this matter will result in a material liability to Dana. In addition, a foreign subsidiary produces engine coolers for Sogefi, a tier-one supplier to the Volkswagen Group, used in modules they supply to Volkswagen. Similar to the Toyota matter, based on the information currently available to us, we do not believe that this matter will result in a material liability to Dana.
We will revise Note 16 to our consolidated financial statements, Warranty Obligations, beginning with our Form 10-Q for the quarter ending June 30, 2010 to expand our disclosure regarding these matters to include the additional information from the preceding paragraph.
Quarterly Report on Form 10-Q for the quarter ended March 31, 2010
Note 2. Divestitures and Acquisitions
Item 15.
We note from the disclosure included in Note 2, that in March 2010 the Company completed the sale of substantially all of the operations of the Structural Products business, excluding those in Venezuela, to Metalsa S.A. de C.V. (Metalsa), the largest vehicle frame and structures supplier in Mexico. We also note that in connection with the sale, the Company received cash proceeds of $113 and recorded a receivable of $27 for the deferred proceeds including $15 related to an earn-out provision, which the Company expects to receive in the first quarter of 2011. Please tell us and disclose in future filings the significant terms of the earn-out provision under which the Company expects to receive $15 in 2011. As part of your response, you should also explain in detail why you believe it is appropriate to recognize a receivable for this earn-out arrangement in 2010, prior to its achievement. We may have further comment upon receipt of your response.
Response:
The purchase agreement provides for us to receive the $15 if the aggregate number of units produced by the divested operations for nine vehicle platforms specified in the agreement exceed 650,000 during a twelve-month period within the fourteen months ending April 30, 2011. The third-party projections for the periods range from 758,000 to 779,000. The amount earned decreases if the number of units falls below 650,000 and would be eliminated if the number falls below 610,000.

ASC 810, Consolidation, required recognition of the fair value of contingent consideration by the buyer. Although questions have been raised regarding the applicability of this guidance to sellers, our policy is to recognize the fair value of contingent proceeds with respect to divestitures of businesses.
We will revise Note 2 to our consolidated financial statements, Divestitures and Acquisitions, beginning with our Form 10-Q for the quarter ending June 30, 2010 to provide expanded disclosure regarding the earn-out provision, the recognition of the $15 and our related accounting policy.
Definitive Proxy Statement on Schedule 14A
General
Item 16.
We were unable to locate the section entitled “Section 16(a) Beneficial Ownership Reporting Compliance” in the definitive proxy statement. Please advise.
Response:
The “Section 16(a) Beneficial Ownership Reporting Compliance” section was inadvertently removed from our 2010 definitive proxy statement on account of last-minute revisions made due to the unexpected death of one of our Board members just prior to filing. We will include this section in next year’s definitive proxy statement as we have done in prior years.
- Compensation Discussion and Analysis, page 10
- Administration, page 10
Item 17.
We note your disclosure that you review “competitive market data to assist in decision-making regarding Dana’s compensation and benefits programs.” We also note your disclosure that you reviewed survey pay data to establish salary ranges. Please advise us whether benchmarking using the competitive market data or survey pay data is material to your compensation policies and decisions. If so, please revise your executive compensation disclosure in future filings to identify the companies in the competitive market data and survey pay data used if they were a material component of your executive compensation consideration.

Response:
In our disclosure, we indicated that we use “market data to assist in decision-making regarding Dana’s compensation and benefits programs. The market pay data were gathered from Towers’ 2009 U.S. CDB General Industry Executive Database, which contains compensation data from over 750 participating companies in the U.S. For international positions and for certain benefit reviews, we reviewed Global Total Compensation Measurement (TCM) prepared by Hewitt Associates (Hewitt) and Hewitt’s Benefit Index.” In 2009, we did not target a specific peer group for establishing our executive compensation programs, especially in light of the global economic downturn. Survey data is a reference point that management and our Compensation Committee use to assist in decision making regarding executive compensation, as well as other factors such as the executive’s performance, years of experience and, in some cases, the compensation package required to attract the executive to Dana. We do not consider survey data by itself a material component of our executive compensation program.
- Summary Compensation Table, page 20
Item 18.
We note your disclosure in footnotes 7, 15 and 16 of the Summary Compensation Table. However, it is unclear whether the amounts for Messers. Marcin and Goettel in the 2009 Bonus column also include amounts paid to them pursuant to the special recognition award. Please advise.
Response:
Footnotes 7 and 15 pertain to Mr. Marcin and footnotes 7 and 16 pertain to Mr. Goettel. The amount in the “Bonus” column for Mr. Marcin includes his Special Recognition Bonus of $100,000 and the second half of his $250,000 sign on bonus ($125,000). The amount in the “Bonus” column for Mr. Goettel includes his Special Recognition Bonus of $34,711 and his retention award of $461,280. We will clarify any comparable disclosures in future filings.

Acknowledgement:
In connection with responding to your comments, we again acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 419-887-5435 if you require additional information.
Very truly yours,
/s/ James A. Yost
James A. Yost
Executive Vice President
& Chief Financial Officer
cc: James E. Sweetnam
President and Chief Executive Officer